Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                 October 2, 2000


[VIVENDI Logo]
    ------------

                             CONSOLIDATED FINANCIAL

                                   STATEMENTS

                                 FIRST HALF 2000

[VIVENDI Logo]                                               A CRUCIAL HALF-YEAR
    ------------

- Alignment with international standards (NYSE listing, Telecom acquisition costs as expenses, conversion of P&L at average exchange rate over the period)

-  Business now focused (disposal of Vinci, Nexity, Sithe)

-  Vivendi Environnement - created and listed


   - Toward the creation of a global leader in Communications (agreements with Lagardere, creation of Vizzavi and planned merger with Canal+ and Seagram)

[VIVENDI Logo]                                             EXCELLENT OPERATIONAL
    ------------                                               PERFORMANCES...

- Net sales: internal growth of 16%

- EBITDA: Euro 2.6bn, up 44% vs. 1H 99 (restated with year 2000 accounting method)

    - Euro 946m (+ 113%) in communications o/w Euro 1,006m excluding Internet activities (+60% on same basis*)

- EBIT of Euro 1.2bn, up 38% vs. 1H99 (restated with year 2000 accounting method)

    - Euro 327m (+102 %) in communications o/w Euro 399m excluding Internet activities (+72% on same basis*)

* Excluding changes in the scope of consolidation and at constant exchange rates - 1999 amounts restated with year 2000 accounting method

[VIVENDI Logo]                                           ... LEADING TO A RECORD
    ------------                                                HALF-YEAR RESULT

                                   1H00          1H99          %          FY 99
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Before goodwill

- Net income (Euro m)              1,641          967          +70%       1,954

--------------------------------------------------------------------------------

- EPS Euro                          2.74         1.95          +40%        3.69

--------------------------------------------------------------------------------

- Average number of shares           599          493                       529
  outstanding (in millions)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

- Net income                       1,416          847          +67%       1,431
  after goodwill

--------------------------------------------------------------------------------

[VIVENDI Logo]
    ------------



                             VIVENDI ENVIRONNEMENT
                                      FIRST HALF 2000

[VIVENDI Logo]                                             VIVENDI ENVIRONNEMENT
    ------------

- Net sales of Euro 12.5bn, up 39% from Euro 9.0bn in 1H99, including internal growth of 14%

- EBITDA of Euro 1,638m, up 34% from Euro 1,220m in 1H99, at constant perimeter +15%, on same basis* +12%

- EBIT of Euro 867m, up 37% from Euro 633m in 1H99, at constant perimeter +14%, on same basis* +10%

- These amounts reflect the full half-year impact of the acquisition of US Filter, and the business generated through new contracts outside France (Germany, Sweden, US, Australia). Excellent commercial performance with industrial customers (Novartis, Hyundai ...) and local authorities (Bucharest, Alexandria, Chennai ...)


* Excluding changes in the scope of consolidation and at constant exchange rates

[VIVENDI Logo]
    ------------



                             VIVENDI COMMUNICATIONS
                                        FIRST HALF 2000

[VIVENDI Logo]           COMMUNICATIONS - NET SALES
   ------------             6.1 BN , UP 64% (19%  INTERNAL GROWTH)


[Bar graph depicting the following information (In Euro Millions):

                        Telecommunications - 1913 (1H99)
                                             2465 (1H00)
                        Pay-TV -             99   (1H99)
                                             1952 (1H00)
                        Publishing -         1654 (1H99)
                                             1625 (1H00) ]

                    Telecommunications      Pay-TV      Publishing      Total
--------------------------------------------------------------------------------
Growth rate              +28.9%               -           (1.8%)       +64.2%
--------------------------------------------------------------------------------
% on same basis          +29.4%               -           +6.0%        +19.4%
--------------------------------------------------------------------------------

[VIVENDI Logo]          COMMUNICATIONS - EBITDA
   ------------            946 M, UP 113% (+57% ON SAME BASIS, EXCLUDING
                                INTERNET ACTIVITIES: +60%)


[Bar graph depicting the following information (In Euro Millions):

                        Telecommunications - 354.2 (1H99)
                                             602.7 (1H00)
                        Pay-TV -             4.6   (1H99)
                                             232.7 (1H00)
                        Publishing -         113.0 (1H99)
                                             170.3 (1H00)
                        Internet -           (28.6)(1H99)
                                             (59.9)(1H00) ]

                    Telecommunications   Pay-TV   Publishing   Internet   Total
--------------------------------------------------------------------------------
Growth rate              +70.1%            -        +50.7%        -       X2.13
--------------------------------------------------------------------------------
Growth rate
Excluding Internet         -               -          -           -       X2.13
--------------------------------------------------------------------------------
% on same basis          +66.1%            -        +58.7%        -       +56.8%
--------------------------------------------------------------------------------
% on same basis
excluding Internet        -               -          -            -       +59.9%
--------------------------------------------------------------------------------

[VIVENDI Logo]          COMMUNICATIONS - EBIT
   ------------            327 M, UP 102% (ON SAME BASIS +69%,
                                        EXCLUDING INTERNET +72%)


[Bar graph depicting the following information (In Euro Millions):

                       Telecommunications -  102.8 (1H99)
                                             280.7 (1H00)
                       Pay-TV -              (1.2) (1H99)
                                             1.5   (1H00)
                       Publishing -          98.2  (1H99)
                                             116.3 (1H00)
                       Internet -            (38.1)(1H99)
                                             (71.6)(1H00) ]

                    Telecommunications   Pay-TV   Publishing   Internet   Total
--------------------------------------------------------------------------------
Growth rate              X2.7              -       +18.5%         -        X2.0
--------------------------------------------------------------------------------
Growth rate
Excluding Internet         -               -          -           -       +99.5%
--------------------------------------------------------------------------------
% on same basis          X2.6              -        27.7%        -        +68.5%
--------------------------------------------------------------------------------
% on same basis
excluding Internet        -               -          -            -       +72.0%
--------------------------------------------------------------------------------

[VIVENDI Logo]                                                          TELECOMS
   ------------                                                 CEGETEL - MOBILE

- Net sales
   - Total net sales: up 28% to Euor 2.1bn
   - Recurring net sales: up 39%

- Accounting methods changed: acquisition costs as expenses

- EBITDA:
   - up 36% to Euro 605m at constant method
   - Increased EBITDA margin (+1.5%)

- EBIT:
   - up 46% to Euro 339m at constant method
   - increased EBIT margin (+2%)

VIVENDI Logo]                                                           TELECOMS
   ------------                                  CEGETEL - MOBILE: CUSTOMERS (1)

- Customer base: up 64% to 8.5 millions

- Market shares (gross activations) stable at 36.5% - strategy to maximize the value of subscriber base
   - Mix of subscribers/pre-paid (54%/46% gross activations) better than expected : higher acquisition costs but higher future revenues and higher NPV
   - Average revenue per user still over Euro 40 per month down only
     Euro 1 for subscribers and down Euro 4 for pre-paid (base 1H99)

VIVENDI Logo]                                                           TELECOMS
   ------------                                  CEGETEL - MOBILE: CUSTOMERS (2)

- Strong decrease in churn:

  [Linear graph depicting the following information:

                   Line decreasing from approximately 3.4 in
                December 1999 to approximately 1.4 in July 2000 ]

- Acquisition costs:
   - Back to usual levels after Q4-99 peak
   - French SACs still much higher than the European average

VIVENDI Logo]                                                           TELECOMS
   ------------                                   CEGETEL - MOBILE: NEW SERVICES

- Strong growth of SMS: X 10 over the last year (up to 2 million SMS per day)

- Launch of WAP:
   - 100,000 in distribution

- First GPRS handsets will be offered by the end of this year
   - GPRS network already implemented

VIVENDI Logo]                                                           TELECOMS
   ------------

              CEGETEL - FIXED LINES ("LE 7"+"CEGETEL ENTREPRISES")
               EXCELLENT OPERATIONAL AND COMMERCIAL PERFORMANCES

- Net sales: up 35% to Euro 215m

- EBITDA : losses divided by 2.5 to Euro 36m

- EBIT : losses divided by 2 to Euro 64m

- Telecom Developpement (equity-accounted infrastructure network subsidiary):
  EBITDA of Euro 48m

                           [Arrow pointing downward]

- EBITDA : break-even for combined fixed activities in June 2000, 2 1/2 years after launch

VIVENDI Logo]                                                           TELECOMS
   ------------                                 CEGETEL - FIXED LINES: CUSTOMERS



- The most attractive new entrant (sources: Secodip, Datanova):
   - Half of residential customers leaving FT join " Le 7 " (7% of the targeted market)
   - 2 SOHO customers out of 3 leaving FT join " Le 7 pro "
           (16% of the targeted market)

- Enterprises market: increase in margins of 10 points and of internet data sales up 71%

VIVENDI Logo]                                                         PUBLISHING
   ------------

- Net sales : Euro 1,625m down 1.8% (disposal of Avenir, Euro 274m in 1H 1999), up 6% on same basis

- Strong improvement of profitability:
   - EBITDA: Euro 170m, up 59% on same basis
   - EBIT: Euro 116 m, up 28% on same basis



                      Net sales      Growth on       EBITDA        Growth on
In Euro m                            same basis                    same basis
--------------------------------------------------------------------------------
- Consumer
  division              672            +9%             32          + Euro 30m
--------------------------------------------------------------------------------
- B2B division          784            +5%            120              +19%
--------------------------------------------------------------------------------
- Other                 169            +20%            18              +21%
--------------------------------------------------------------------------------

VIVENDI Logo]                                                         PUBLISHING
   ------------                                                CONSUMER DIVISION

- Strong progress of Havas Interactive: net sales up 20% compared with 1H99; EBITDA losses reduced from Euro 16 m to Euro 2 m (high seasonality - full year EBITDA target in line)
   - Worldwide launch of Diablo II (2 million CD-ROMs in 8 languages)
   - Havas Interactive established as #1 in PC consumer software (Game & Education) in the US

- Healthy growth (+12% sales on same basis) of "Education and Reference" (successful international development with integration of Spain & Brazil). Launch of Kleio interactive encyclopedia. Launch of first electronic school bag

VIVENDI Logo]                                                         PUBLISHING
   ------------                                                     B2B DIVISION

- Strengthening of health information business (net sales: Euro 211m, # 3 worldwide) through acquisition of Staywell and 3 V Health in US (net sales: Euro 43m) and consolidation of MediMedia (net sales Euro 82m)

- Excellent performance of Havas Business Information driven by European dynamism of advertising and classified ads

- Comareg restructuring under way

- Successful launch of new magazine: Newbiz (New Economy)

VIVENDI Logo]                                                            CANAL +
   ------------

- Net sales: up 20% to Euro 1,852m o/w Euro 451m outside France (+29%)

- EBITDA: Euro 222m

- EBIT: Euro 2m

- Net income: Euro 104m

VIVENDI Logo]                                                            CANAL +
   ------------

- More than 14 million subscribers at end of 1H2000 o/w 7.3 million outside
  France

- Net adds of 1.7 million subscriptions over 1 year

- 4.5 million subscribers to digital services of which 2.6 outside France

VIVENDI Logo]                                                           INTERNET
   ------------

- Negative EBITDA at Euro 60m and negative EBIT at Euro 72m

- Flipside.com (successful integration of Prize Central):
   - Ranked among the top 10 worldwide in terms of total duration
   - break even as of 2001

- Cadres On Line and Bonjour are national leaders in their segments

- Launch of new versions of 01Net and Squarefinance, new developments for Canal Numedia and Allo Cine

- Setting up of Scoot Europe (France, Belgium, Netherlands under launch)

- Successful investments at Viventures

VIVENDI Logo]                                                STATEMENT OF INCOME
   ------------

                       1H00        1H99 comparable        1H99 published
In Euro m
--------------------------------------------------------------------------------
- Net sales (bn)       19.4        18.1     +7%                  18.2
--------------------------------------------------------------------------------
- EBITDA              2,637       1,831    +44%                 2,067
--------------------------------------------------------------------------------
- EBIT                1,160         840    +38%                  880
--------------------------------------------------------------------------------

- Operating income
  less net financial
  expenses             950          840    +13%                  794
--------------------------------------------------------------------------------
- Net exceptional
  income             1,778           94                           92
--------------------------------------------------------------------------------
- Taxes              (695)           71                           58
--------------------------------------------------------------------------------
- Net income
  before GW          1,641          967   +70%                   903
--------------------------------------------------------------------------------
- Net income         1,416          847   +67%                   782
--------------------------------------------------------------------------------

VIVENDI Logo]                                                                P&L
   ------------                                                 FINANCIAL RESULT


                         1H00        1H99 comparable        1H99 published
In Euro m
--------------------------------------------------------------------------------
- Interest charges      (626)            (279)                  (283)
--------------------------------------------------------------------------------
- Capital gains on
  portfolio              435              289                    288
--------------------------------------------------------------------------------
- Others                 71               155                     74
--------------------------------------------------------------------------------
- Provisions            (89)             (165)                  (166)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       (209)               +0                    (87)
--------------------------------------------------------------------------------

- Full half-year impact of acquisitions within Vivendi Environnement (US Filter, Superior services) and Vivendi Telecom Int'l (Elektrim)

- Assuming same accounting policy, 1999 financial result reflected an Euro 83m exchange gain

VIVENDI Logo]                                                                P&L
   ------------                                        EQUITY METHOD INVESTMENTS


                                     1H00                       1H99
In Euro m
--------------------------------------------------------------------------------
- Canal +                            (33)                       (14)
--------------------------------------------------------------------------------
- Telco Elektrim                     (39)                         0
--------------------------------------------------------------------------------
- BSkyB                              (81)                       (14)
--------------------------------------------------------------------------------
- Others                              51                         92
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    (102)                        64
--------------------------------------------------------------------------------

VIVENDI Logo]                                                                P&L
   ------------                                     EXCEPTIONAL INCOME AND TAXES


                       1H00        1H99 comparable        1H99 published
In Euro m
--------------------------------------------------------------------------------
- Disposals and
  dilution profits    1,866            249                     249
--------------------------------------------------------------------------------
- Exceptional losses
  and profits          (88)          (155)                   (157)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

- Net exceptional
  income              1,778            94                      92
--------------------------------------------------------------------------------
- Taxes              (695)             71                      58
--------------------------------------------------------------------------------


- BSkyB dilution profit (Kirch transaction)

- Capital gains from disposal of GPU assets, Vinci, CanalSatellite and Multithematique

- Taxes: capital gains, reversal from deferred taxes

VIVENDI Logo]                                                FINANCIAL STRUCTURE
   ------------

- Gross cash flow: Euro 3.8bn (up 81%), net cash flow Euro 1.8bn (up 12%)

- Debt (June 2000): Euro 21.7bn

- Operations initiated prior to June 2000 that will reduce debt:
   - Listing of Vivendi Environnement:   down Euro 3.2bn
   - Disposal of Sithe:                  down Euro 1.8bn
   - Agreement Dalkia/EDF:               down Euro 1.0bn
   - Disposal of Kinetics and others:    down Euro 1.2bn

- Hence pro forma debt: Euro 14.5bn o/w Euro 13.3bn for Vivendi Environnement

- Post tax disposal of wine and liquor business expected to offset Seagram's net debt

- Total shareholders' equity under French GAAP (June 2000): Euro 16bn (reconciliation under US GAAP increases shareholder's equity by Euro 6bn as of December 1999)

VIVENDI Logo]                                                OUTLOOK FOR 2H 2000
   ------------

- Acceleration of EBITDA growth in Communications
  (well above H1 2000 60% level)

- Acceleration of EBIT growth in Environmental Services
  (around +15% expected for full year at constant perimeter)

      This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.